EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

THIS IS AN ANNOUNCEMENT FALLING UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE "CODE") AND DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE.  THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE EVEN IN THE EVENT THAT THE PRE-CONDITIONS SET OUT IN THIS ANNOUNCEMENT ARE SATISFIED OR WAIVED.

CryptoLogic Limited (“CryptoLogic”)

Possible Offer for CryptoLogic by Amaya Gaming Group Inc. (“Amaya”)

December 15, 2011 (Dublin, IRELAND) - The Board of CryptoLogic, a developer of branded online betting games and Internet casino software, announces that it has agreed in principle the outline terms of a possible recommended all cash offer from Amaya for the acquisition of the entire issued and to be issued share capital of CryptoLogic at US$2.50 in cash per common share (the "Possible Offer"). On the basis of the Possible Offer the Board of CryptoLogic has agreed to allow Amaya to conduct confirmatory due diligence.

This would represent a premium of 52% over the closing share price of US$1.64 per common share on NASDAQ on 14 December 2011.

The discussions with Amaya are at a preliminary stage and the Possible Offer is subject to the satisfaction (or waiver by Amaya) of certain pre-conditions including, inter alia, the satisfactory completion of confirmatory due diligence by Amaya, unanimous recommendation by the Board of CryptoLogic and confirmation by Amaya that it has sufficient funds to complete the offer.

In accordance with Rule 2.6(a) of the Code, Amaya is now required, by not later than 5.00 p.m. on 12 January 2012, to either announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline can only be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Code.

Amaya has given its consent to the inclusion of the terms of the Possible Offer in this announcement but reserves the right, pursuant to Rule 2.5(a) of the Code, to vary the form and/or mix of the consideration and, with the recommendation and consent of the Board of CryptoLogic, to make an offer for CryptoLogic at a price lower than US$2.50 per common share. Amaya also reserves the right to structure any acquisition of CryptoLogic or any of the assets of CryptoLogic in any form whether by scheme of arrangement, takeover offer or otherwise.

CryptoLogic Limited
David Gavagan, Chairman and Interim CEO	Tel: +353 (0)1 234 0400
Huw Spiers, CFO

Financial Adviser to CryptoLogic:
Deloitte Corporate Finance
Jonathan Hinton/David Smith	Tel: +44 (0)20 7936 3000

Media Enquiries:
Luther Pendragon	Tel: +44 (0)20 7618 9100
Neil Thapar	Mobile: +44 (0)7876 455323
Alexis Gore	Mobile: +44 (0)7725 139686

Further Information

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom, the United States or Canada may be restricted by law and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the United Kingdom, the United States or Canada or who are not resident in the United Kingdom, the United States or Canada should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise. Any offer will be made solely by certain offer documentation which will contain the full terms and conditions of any offer, including details of how it may be accepted.

This announcement has been prepared in accordance with English law and the Takeover Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

A copy of this announcement will be available on CryptoLogic's website (www.cryptologic.com) by no later than midday (London time) on 16 December 2011. The announcement will also be available, in due course, under CryptoLogic’s profile on SEDAR in Canada at www.sedar.com and on the SEC’s website in the United States at www.sec.gov/edgar.shtml. Neither the content of the websites referred to in this announcement nor the content of any website accessible from hyperlinks on CryptoLogic’s website (or any other website) is incorporated into, or forms part of, this announcement.

THIS IS AN ANNOUNCEMENT FALLING UNDER RULE 2.4 OF THE CODE AND DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE.  ACCORDINGLY, CRYPTOLOGIC SHAREHOLDERS ARE ADVISED THAT THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE EVEN IN THE EVENT THAT THE PRE-CONDITIONS SET OUT IN THIS ANNOUNCEMENT ARE SATISFIED OR WAIVED.

Deloitte Corporate Finance, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for CryptoLogic and no one else in connection with the Offer and will not be responsible to anyone other than CryptoLogic for providing the protections afforded to clients of Deloitte Corporate Finance or for providing advice in relation to the Offer, the contents of this announcement or any offer or arrangements referred to in this announcement.

Disclosure requirements of the Takeover Code (the "Code")

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.